June 14, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Re:	Carnival Corporation and Carnival plc (“our,” “we” or the “Company”)

Form 10-K for the fiscal year ended November 30, 2012

Filed January 29, 2013

File Nos. 001-09610 and 001-15136

Dear Mr. Humphrey,

The staff of the Securities and Exchange Commission (the “Commission”) reviewed the Company’s Form 10-K and transmitted their comments in your letter dated May 7, 2013 (the “Comment Letter”). I set out below my responses to the staff’s comments on behalf of the Company. For ease of reference, I have reproduced each of the staff’s comments and followed it with the Company’s response.

Form 10-K for the fiscal year ended November 30, 2012

Exhibit 13

Management’s Discussion and Analysis, page F-29

2012 Compared to 2011, page F-33

1.	Within your discussion of the variances in revenues and expenses between years, it appears you have increasingly intermingled GAAP and non-GAAP measures in providing your explanations. On an ongoing basis, please revise your disclosures to provide a complete discussion of variances between years solely on a GAAP basis before introducing any non-GAAP measures into the discussion.

RESPONSE: Available lower berth days (“ALBDs”), which is a statistical measure of passenger capacity for the period, is used to perform rate and capacity variance analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. We use ALBDs as one of the many factors to explain the significant GAAP revenue and expense variances. In accordance with Item 10(e)(4) of Regulation S-K, statistical measures, such as ALBDs, are excluded from non-GAAP measures since ALBDs are not a non-GAAP financial measure. Accordingly, we believe our explanations for revenue and expense variances related to a percentage change in ALBDs are not a non-GAAP disclosure. However, we understand that our disclosure on page F-33 appears to intermingle GAAP and non-GAAP measures because of the cross-reference to “Key Performance Non-GAAP Financial Indicators” within our GAAP variance explanations. Therefore, we will remove this cross-reference when disclosing GAAP measures in our future filings.

In addition, in future filings we will remove the first paragraph under “Key Performance Non-GAAP Financial Indicators” on page F-35 that defines ALBDs and insert this disclosure beneath the “Statistical Information” table on page F-33. Finally, in future filings we will expand our disclosure to include the reasons for any material variances in ALBDs between reporting periods and will also insert this disclosure beneath the “Statistical Information” table on page F-33.

Carnival Corporation at Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428 Tel: (305) 599-2600 Fax: (305) 406-4811

Carnival plc, Registered in England, No. 4039524, with its Registered Office at

Carnival House, 5 Gainsford Street, London SE1 2NE, England Tel: 020 7940 5381 Fax: 020 7940 5382

2.	As a related matter, we note the addition of “Non-GAAP Net Income” and “Non-GAAP earnings per share” information in the Selected Financial Data presentation on page F-45 and the Selected Quarterly Financial Data presentation on page F-49. In each case, your accompanying footnotes refer the reader to a discussion of the reconciliation to U.S. GAAP in the MD&A section of the filing. The reliance upon such a cross-reference is not sufficient. If you elect to continue to present Non-GAAP financial information in either or both of these tables, a complete reconciliation should be presented in an accompanying footnote to the related table(s).

RESPONSE: In future Form 10-K filings, we will include a complete discussion of the reconciliation between “U.S. GAAP Net Income” and “U.S. GAAP earnings per share” and their non-GAAP amounts in the accompanying footnotes to the related tables.

Costs and Expenses, page F-34

Consolidated, page F-34

3.	When there are many factors which had a material impact on the variance between periods, it may be useful to provide these factors in a chart to facilitate the reader’s understanding of the impact of certain items between periods.

RESPONSE: In future filings, we will either provide a chart or bullet points when there are many factors that have a material impact on the variance between periods.

Form 10-Q for the quarterly period ended February 28, 2013

4.	It was noted that, in February 2013, there was an incident with your ship the Carnival Triumph. It has been widely reported in the media that, as a result of this incident, you will be subjected to a class action lawsuit, in addition to other reparations offered to passengers, such as refunds and discounts on future cruises. With past similar incidents, it appears that insurance has minimized the financial impact to your operating results. Please tell us the extent to which you expect that insurance will cover the potential liabilities resulting from this incident. Also, explain whether or not any portion or type of passenger claim may not be covered by insurance, or any other limitations on the insurance coverage, which could result in a material impact to the company. Finally, please address the potential impact of your recent decision to reimburse the government for costs incurred in the Carnival Triumph fire and in connection with a fire on the Carnival Splendor in 2010.

RESPONSE: We expect that any material potential liabilities resulting from the Carnival Triumph incident will be covered under our insurance policies to the extent that such amounts exceed our insurance deductibles. In addition, we are not aware of any portions or types of passenger claims that will not be covered under our insurance policies, or of any other limitations on our insurance coverages, which could result in a material impact to the Company.

Finally, the voluntary reimbursement of $4 million to the U.S. Government for costs incurred in the Carnival Triumph incident and in connection with the 2010 Carnival Splendor incident was recognized as an expense in the second quarter of 2013 and did not have a material impact on our financial statements.

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As requested in the Comment Letter, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact either David Bernstein, Senior Vice President and Chief Financial Officer at (305) 406-8684 or me at (305) 406-5755.

Respectfully submitted,

/s/ Larry Freedman

Larry Freedman

Chief Accounting Officer and Vice President—Controller

cc:	Micky Arison—Chairman of the Boards and Chief Executive Officer

David Bernstein—Senior Vice President and Chief Financial Officer

Howard S. Frank—Vice Chairman of the Boards and Chief Operating Officer

Richard Glasier—Chairman of the Audit Committees

Quinby Dobbins—Partner, PricewaterhouseCoopers LLP